UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
(Amendment No. 3)

HANCOCK FABRICS, INC.

(Name of the Issuer)

Hancock Fabrics, Inc.
(Name of Persons Filing Statement)

Common stock ($.01 par value)
(Title of Class of Securities)

409900 107
(CUSIP Number of Class of Securities)

Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, MS, 38824
Attention: James Brown
(662) 365-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copy to:

C. Brophy Christensen, Esq.
Eric Sibbitt, Esq.
O’Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA, 94111
(415) 984-8700

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,258,000	$162.03

* Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the proposed reverse stock split. This includes persons continuing as stockholders after the reverse stock split but who would have fractional share interest.

** Determined pursuant to Rule 0-11(b)(1) as $1,258,000 multiplied by .0001288.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$162.03	Filing Party:	Hancock Fabrics, Inc.

Form or Registration No.:	Schedule 13E-3	Date Filed:	July 8, 2014

2

INTRODUCTION

This Amendment No. 3 (“Final Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed by Hancock Fabrics, Inc., a Delaware corporation (the Company”) with the Securities and Exchange Commission (the “SEC”) on May 9, 2014 (the “Original Filing”), as amended by Amendment No. 1 filed with the SEC on June 10, 2014 and as further amended by Amendment No. 2 filed with the SEC on July 8, 2014.

This Final Amendment relates to the “going private” transaction contemplated by the proxy statement filed by the Company with the SEC on July 8, 2014 (the “Proxy Statement”). The Company planned to seek stockholder approval of a proposed amendment to the Company’s Amended and Restated Certificate of Incorporation to change the number of issued and outstanding shares of common stock, par value $0.01 per share, of the Company by effecting a 1,000-for-1 reverse stock split (the “Reverse Stock Split”), as further described in the Proxy Statement, as a result of which the stockholders of record of the Company who held fewer than 1,000 pre-Reverse Stock Split shares would have received a cash payment of $1.20 per pre-Reverse Stock Split share (the “Cash Payment” and collectively with the Reverse Stock Split, the “Transaction”) in lieu of receiving a fractional post-Reverse Stock Split share. As a part of the Transaction, stockholders of the Company owning at least 1,000 pre Reverse Stock Split shares, who after the Reverse Stock Split would have continued as stockholders, but would then own a fractional share as the result of the Reverse Stock Split, would have received a Cash Payment based on the pre Reverse Stock Split share equivalent of their fractional share.

Item 15.     Additional Information.

(b) “Other Material Information” of the Schedule 13E-3 is hereby amended and supplemented to include the following:

On August 4, 2014, the Board of Directors of the Company issued a press release announcing that upon review and careful consideration, further discussions with management and its advisors and other relevant factors, the Board of Directors of the Company has determined that the costs of cashing out stockholders with less than 1,000 shares has increased such that the costs of the Transaction now outweigh the benefits to the Company and its stockholders. This cost increase can chiefly be attributed to the significant number of holders that have acquired shares through multiple accounts with less than 1,000 shares or have split their holdings, in an attempt to receive multiple fractional share payments. Therefore, the Board of Directors of the Company has decided that it is in the best interest of the Company and its stockholders to withdraw Proposal 1 from stockholder consideration for the upcoming Annual Meeting of the Company’s stockholders.

Item 16.     Exhibits.

(a)(3) Supplement to the Notice of Annual Meeting and Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on August 4, 2014);

(a)(5) Press Release, issued by Hancock Fabrics, Inc. on August 4, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hancock Fabrics, Inc. on August 4, 2014).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2014

HANCOCK FABRICS, INC.

By:	/s/ James B. Brown
Name:	James B. Brown
Title:	Executive Vice President, Chief Financial Officer and Secretary